Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

August 15, 2011

Re: Hasco Medical, Inc.

Item 4.01 Form 8-K

Filed August 8, 2011

File No. 000-52422

Dear Ms. Jenkins:

On August 15, 2011 Hasco Medical, Inc. filed an amended Form 8-K to address the comments raised in your letter dated August 10, 2011.   In addition, let me state the following as requested in your letter of the same date:

1.	Hasco Medical, Inc. is responsible for the adequacy and accuracy of all of its filing with the Securities and Exchange Commission.

2.	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing: and

3.	Hasco Medical, Inc. cannot assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States .

Sincerely,

Hal Compton, Jr.

Chief Executive Officer